SCHEDULE 13D
Amendment No. 9

CUSIP No.  45779

1.  Surgical Appliance Industries, Inc.
31-0397670

2.  (b)

4.  WC

5.  Not Applicable

6.  OHIO

7.  266,400

8.  NONE

9.  266,400

10.  NONE

11.  266,400

13.  3.03%

14.  CO

The only item which is being amended is item #5.

(a)	Number of shares of Cybex, Inc. (previously Lumex,
Inc.) common stock, par value $.10 per share, owned by Surgical Appliance Industries, Inc. - 266,400.

Percentage of class of securities owned by Surgical
Appliance Industries, Inc. - 3.03%.

Number of shares outstanding of Cybex, Inc. (previously
Lumex, Inc.) common stock, par value $.10 per share -
8,787,042.

(b)	Number of shares to which Surgical Appliance
Industries, Inc. has sole voting power and sole disposition power - 266,400.


(c)	Transactions in Cybex, Inc. (previously Lumex, Inc.)
common stock, par value $.10 per share, effected by Surgical Appliance Industries, Inc. since the filiing of the amended Schedule 13D filed on August 28, 1989.




Persons Who
Effected
Date of
Amount
of

How and
the Transaction
Transactio
n
Transact
ion
Sale
Price
Where Effected





Fifth Third
Securities
1/15/2002
2,000
$2.26
Cash,
Cincinnati,
Ohio
Fifth Third
Securities
1/16/2002
2,000
$2.20
Cash,
Cincinnati,
Ohio
Fifth Third
Securities
1/16/2002
3,500
$2.25
Cash,
Cincinnati,
Ohio
Fifth Third
Securities
2/11/2002
2,000
$2.20
Cash,
Cincinnati,
Ohio
Fifth Third
Securities
2/12/2002
1,500
$2.20
Cash,
Cincinnati,
Ohio
Fifth Third
Securities
2/15/2002
2,000
$2.20
Cash,
Cincinnati,
Ohio
Fifth Third
Securities
3/11/2002
2,000
$2.00
Cash,
Cincinnati,
Ohio
Fifth Third
Securities
3/12/2002
2,800
$2.15
Cash,
Cincinnati,
Ohio
Fifth Third
Securities
3/12/2002
3,200
$2.05
Cash,
Cincinnati,
Ohio
Fifth Third
Securities
3/12/2002
600
$2.08
Cash,
Cincinnati,
Ohio
Fifth Third
Securities
3/12/2002
100
$2.01
Cash,
Cincinnati,
Ohio
Fifth Third
Securities
3/12/2002
18,400
$2.00
Cash,
Cincinnati,
Ohio
Fifth Third
Securities
3/13/2002
2,000
$2.20
Cash,
Cincinnati,
Ohio
Fifth Third
Securities
3/14/2002
53,500
$2.00
Cash,
Cincinnati,
Ohio
Fifth Third
Securities
3/14/2002
16,300
$2.05
Cash,
Cincinnati,
Ohio
Fifth Third
Securities
3/15/2002
12,000
$2.00
Cash,
Cincinnati,
Ohio
Fifth Third
Securities
3/18/2002
2,000
$2.00
Cash,
Cincinnati,
Ohio
Fifth Third
Securities
3/19/2002
34,500
$2.00
Cash,
Cincinnati,
Ohio
Fifth Third
Securities
3/19/2002
7,500
$2.06
Cash,
Cincinnati,
Ohio
Fifth Third
Securities
3/19/2002
2,000
$2.15
Cash,
Cincinnati,
Ohio
Fifth Third
Securities
3/20/2002
12,500
$2.00
Cash,
Cincinnati,
Ohio
Fifth Third
Securities
3/20/2002
4,500
$2.05
Cash,
Cincinnati,
Ohio
Fifth Third
Securities
3/20/2002
3,000
$2.06
Cash,
Cincinnati,
Ohio
Fifth Third
Securities
3/20/2002
2,000
$2.30
Cash,
Cincinnati,
Ohio
Fifth Third
Securities
20-Mar
3,000
$2.20
Cash,
Cincinnati,
Ohio
Fifth Third
Securities
3/20/2002
1,000
$2.11
Cash,
Cincinnati,
Ohio
Fifth Third
Securities
3/21/2002
60,800
$2.00
Cash,
Cincinnati,
Ohio
Fifth Third
Securities
3/21/2002
4,000
$2.05
Cash,
Cincinnati,
Ohio
Fifth Third
Securities
3/22/2002
2,500
$2.00
Cash,
Cincinnati,
Ohio
Total

263,200




d.	No person other than Surgical Appliance Industries,
Inc. has the right to receive or the power to direct the dividends from, or the proceeds from the sale of the Cybex, Inc. (previously Lumex, Inc.) securities owned by Surgical Appliance Industries, inc.

e.  Not applicable.